Exhibit 1
[ADB LOGO]

PROFILE

ADB Systems International Ltd. is a leading provider of asset lifecycle management solutions. Based in Toronto, we have employees located in offices around the world, serving customers across a range of industries.

ADB Systems delivers innovative technology solutions that enable our customers to:

•	Source assets at reduced costs

•	Track assets ensuring that capital equipment is available and properly utilized

•	Monitor assets ensuring that they are operating at optimum performance

•	Schedule preventative and corrective maintenance to reduce down-time

•	Procure goods on-line at improved savings

•	Sell surplus assets while generating highest yield.

ADB works with organizations in:

•	Asset-intensive industries, such as oil and gas and utilities, to improve operational efficiencies and reduce operational down-time

•	The public sector and the financial services sector to reduce purchasing costs and improve procurement processes.

Current customers include BP, GE Capital, Forest Oil, Halliburton Energy Resources, HFK, permanent TSB, ShopNBC, TotalFinaElf and Vesta.

ADB shares are traded on the Toronto Stock Exchange (Symbol: ADY) and OTCBB (Symbol: ADBY).

LETTER TO SHAREHOLDERS

Dear Shareholders,

In the third quarter, ADB Systems continued to experience challenging conditions for software sales; however, on a more positive note, we were successful in the quarter in securing substantial new funding for the Company.

Our revenue decreased to $1.26 million this quarter compared to the $1.54 million we achieved last quarter as a result of continuing challenges in economic conditions and because of the typically slow sales cycle in the holiday-laden third quarter. Our revenues were approximately 100% greater than our pre-merger revenues in third quarter 2001. We continue to be encouraged by our sales pipeline and expect measurable improvement in the fourth quarter.

Our loss for the quarter was $2.36 million, improved from the $2.47 million reported last quarter.

During the quarter, the Company obtained CDN $3.0 million gross proceeds in new funding through a series of financial agreements with The Brick Warehouse Corporation, Stonestreet LP, a Toronto-based investment management firm, and a group of private investors. ADB Systems has received a secured loan totaling $2 million gross from The Brick. We also entered into a private placement agreement of convertible debt with Stonestreet LP and a group of private investors that will result in an infusion of approximately $1 million into the Company. Proceeds will be used to sustain the Company’s day-to-day activities and operations.

In addition to its financial performance, the Company experienced a number of operating achievements in the quarter:

•
ADB delivered a regional procurement solution to the city of Narvik, Norway. The solution enables the regional communities to take advantage of reduced purchasing costs and streamlined procurement processes.

•	ADB transferred its listing from the Nasdaq SmallCap market to OTC Bulletin Board (OTCBB). The Company’s ticker symbol on the OTCBB is ADBY.

•	ADB signed a customer-enabling agreement with Strategic Solutions for Industry to help the Company sell surplus assets through the Internet.

The recently completed plan of arrangement and private placement provided us with an infusion of capital that is being used to sustain our operations. Although our industry has not yet fully rebounded, we are encouraged by our current sales opportunities and by our ability to control costs while supporting customer initiatives.

Yours truly,

LOGO

Jeff Lymburner, CEO
November 20, 2002

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars) (Unaudited)

	September 30 2002	December 31 2001
ASSETS
CURRENT
Cash	$1,323	$2,557
Restricted cash (Note 4)	370	—
Marketable securities	20	1,658
Accounts receivable	821	1,288
Deposits and prepaid expenses	289	131

	2,823	5,634
CAPITAL ASSETS (Note 3)	670	1,332
STRATEGIC INVESTMENTS	80	173
CAPITALIZED SOFTWARE	5	202
ACQUIRED SOFTWARE	2,255	3,102
ACQUIRED AGREEMENTS	65	149
DEFERRED CHARGES (Note 4,5)	591	—

	$6,489	$10,592

LIABILITIES
CURRENT
Accounts payable	$1,181	$841
Accrued liabilities	832	813
Current portion of capital lease obligation	17	42
Current portion of deferred revenue	191	823
Demand loan (Note 4)	1,500	—

	3,721	2,519
SECURED SUBORDINATED NOTES (Note 5)	90	—
DEFERRED REVENUE	—	33
CAPITAL LEASE OBLIGATION	—	18

	3,811	2,570

MINORITY INTEREST	3	8
SHAREHOLDERS’ EQUITY
Share capital	94,396	93,568
Secured subordinated notes (Note 5)	120	—
Conversion feature on secured subordinated notes (Note 5)	768	—
Warrants	1,360	1,349
Stock options	691	691
Foreign currency translation	17	(11)
Deficit	(94,677)	(87,583)

	2,675	8,014

	$6,489	$10,592

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of Canadian dollars, except per share amount) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
Revenue (Note 8)	$1,255	$619	$4,280	$3,289
Less: Customer acquisition costs	—	(37)	—	(56)

Net revenue	1,255	582	4,280	3,233

General and administrative	1,334	947	4,797	6,470
Sales and marketing costs	472	736	1,467	3,076
Software development and technology	1,098	690	3,135	2,464
Depreciation and amortization	674	302	1,913	940
Interest expense	54	—	54	—
Interest income	(7)	(35)	(39)	(308)

	3,625	2,640	11,327	12,642

Loss before the undernoted	(2,370)	(2,058)	(7,047)	(9,409)
Realized gains and losses on disposal of marketable securities, strategic investments, capital assets, and recovery of assets (Note 6)	9	(77)	(89)	6,669
Unrealized gains and losses on revaluation of marketable securities and strategic investments, and provision for impairment of assets (Note 7)	—	(1,091)	56	(2,225)
Retail activities settlement (Note 9)	—	—	—	(404)
Goodwill impairment (Note 11)	—	—	(14)	—
Restructuring charges (Note 10)	—	(255)	—	(868)

	9	(1,423)	(47)	3,172

NET LOSS FOR THE PERIOD	$(2,361)	$(3,481)	$(7,094)	$(6,237)

BASIC AND DILUTED LOSS PER SHARE	$(0.06)	$(0.13)	$(0.17)	$(0.23)

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)

	September 30 2002	September 30 2001
DEFICIT, BEGINNING OF PERIOD	$(87,583)	$(68,869)
NET LOSS FOR THE PERIOD	(7,094)	(6,237)

DEFICIT, END OF PERIOD	$(94,677)	$(75,106)

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net loss for the period	$(2,361)	$(3,481)	$(7,094)	$(6,237)
Items not affecting cash:
Depreciation and amortization	674	302	1,913	940
Non-cash interest expense	33	—	33	—
Non-cash customer acquisition costs	—	37	—	48
Goodwill impairment	—	—	14	—
Realized gains and losses on disposal of marketable securities, strategic investments, capital assets and recovery of assets (Note 6)	(9)	77	89	(6,669)
Unrealized gains and losses on revaluation of marketable securities and strategic investments, and provision for impairment of assets (Note 7)	—	1,091	(56)	2,225
Foreign currency revaluation	—	105	—	269

	(1,663)	(1,869)	(5,101)	(9,424)
Changes in non-cash operating working capital items	258	(16)	1	(2,824)

	(1,405)	(1,885)	(5,100)	(12,248)

INVESTING
Capital assets	(12)	(64)	(30)	(322)
Strategic investments	—	—	—	(152)
Proceeds from disposal of strategic investments	—	—	126	—
Capitalized software, trademarks and intellectual property	(4)	—	(7)	(5)
Marketable securities	469	—	1,556	9,815
Proceeds from disposal of joint venture	—	31	—	2,634
Proceeds from disposal of capital assets	15	—	21	—
Purchase from minority interest	—	—	(11)	—

	468	(33)	1,655	11,970

FINANCING
Issuance of common shares (net)	—	—	945	—
Demand loan	1,500	—	1,500	—
Secured subordinate notes	831	—	831	—
Deferred charges	(652)	—	(652)	—
Repayment of capital leases	(6)	(9)	(43)	(64)

	1,673	(9)	2,581	(64)

Foreign exchange loss on cash in foreign currency	—	(105)	—	(269)
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	736	(2,032)	(864)	(611)
CASH, BEGINNING OF PERIOD	957	8,784	2,557	7,363

CASH, END OF PERIOD	$1,323	$6,752	$1,323	$6,752

Restricted cash	$370	$—	$370	$—

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Income taxes and interest	$—	$—	$—	$—

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of ADB Systems International Ltd. (formerly Bid.Com International Inc. (the “Company”)) should be read in conjunction with the Company’s most recent annual audited financial statements. The accompanying unaudited consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2001, except as described below.

Stock-based Compensation.    The Company has adopted handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” implemented by the Canadian Institute of Chartered Accountants effective January 1, 2002. Please see Note 12: Stock Based Compensation for application of this new accounting standard.

2.    CONTINUATION OF THE BUSINESS

While the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.

The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a further reduction of operating costs and increase in revenue. The Company may seek additional forms of debt or equity financing, but cannot provide assurance that it will be successful in doing so.

On August 30, 2002, ADB entered into a series of agreements with The Brick Warehouse Corporation (“The Brick”) which contemplate a series of transactions (collectively the “Brick Transaction”) among The Brick, ADB and a newly created parent company to ADB (“New ADB”), whereby in consideration for a secured demand loan in the aggregate principal amount of $2,000,000, ADB and New ADB obtained shareholder approval on October 22, 2002 for the implementation of a special resolution to approve an agreement (the “Agreement”) pursuant to section 182 of the Business Corporations Act (Ontario). Fundamental to the Brick Transaction, The Brick and ADB will co-operate in on-line retail operations that will utilize the on-line retail technology, experience and expertise that ADB developed under the name “Bid.Com” in the on-line selling of consumer products supplied by The Brick. Proceeds of $1,500,000 were received on August 30, with an additional $500,000 received on November 8, 2002. Included in the $2,000,000 is $500,000 specifically allocated to expenses to effect the transactions.

During the quarter ended September 30, 2002, ADB issued a total of $889,000 of secured subordinated notes (collectively the “Notes”) in three series. Series A and B notes were issued to Stonestreet Limited Partnership and Series D notes issued to private investors including directors and/or senior officers of the Company. As at September 30, 2002, the Company had received net proceeds of $831,000. On October 22, 2002, these notes were given convertibility features through shareholder approval.

During the quarter ended September 30, 2002, ADB issued $120,000 of secured subordinated Series C notes in consideration of the termination and waiver of certain US registration rights granted to a private investor pursuant to a subscription agreement dated April 25, 2002. On October 22, 2002, these notes were given convertibility features through shareholder approval.

These financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, and the reported net losses and balance sheet classifications used.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

The Company’s management has developed a business and financial plan to continue to reduce operating costs and maximize revenue opportunities in North America, Ireland, and the United Kingdom. Combined with the latest financing obtained from The Brick and other private investors, management anticipates that its short-term liquidity needs are expected to be met, however, the funds required in the short term are determined by many factors, such as revenue growth and expense containment. Some of these factors are beyond management’s control. As a result, the Company may require funds sooner or in greater amounts than currently anticipated in the event revenue growth and expense containment objectives are not achieved.

The Company’s long-term liquidity needs will be dependent on management’s ability to achieve the Company’s business plan which includes an increase in revenue from existing products, and possibly expanding the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. The achievement of the Company’s business plan may include the need for additional debt or equity financing.

3.    CAPITAL ASSETS

	September 30, 2002			December 31, 2001
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	(in thousands)
Computer hardware	$2,866	$2,527	$339	$2,889	$1,949	$940
Furniture and fixtures	493	273	220	468	201	267
Leasehold improvements	151	138	13	151	129	22
Building	105	7	98	105	2	103

	$3,615	$2,945	$670	$3,613	$2,281	$1,332

4.    DEMAND LOAN

On August 30, 2002, ADB entered into a series of agreements with The Brick which contemplate a series of transactions (collectively the “Brick Transaction”) among The Brick, ADB and a newly created parent company to ADB (“New ADB”), whereby all of the existing shareholders of ADB became shareholders of New ADB and New ADB will receive a secured demand loan in the aggregate principal amount of $2,000,000 from The Brick. The loan carries an interest rate of 12% compounded monthly, and is secured by a general security agreement on the assets of New ADB and a pledge of the shares of New ADB’s Norwegian subsidiary. The loan matures on June 30, 2003 and demand for payment to repay the loan in cash or to transfer to The Brick 100% of the issued shares of ADB acquired by New ADB as a consequence of the Arrangement for proceeds equal to the outstanding principal amount and accrued interest then owing to The Brick. Proceeds of $1,500,000 were received as of September 30, 2002, with $500,000 designated for expenses inherent to the completion of the Arrangement. An additional $500,000 in proceeds was received on November 8, 2002 in satisfaction of the shareholder approval of the Agreement.

5.    SECURED SUBORDINATED NOTES

During the quarter ended September 30, 2002, ADB issued a total of $1.009 million principal amount of secured subordinated notes (collectively the “Notes”) in four series. Series A, B, and C notes were issued to Stonestreet Limited Partnership and Series D notes issued to private investors including directors and/or senior officers. Series A, B, and D notes are due December 31, 2004, at an interest rate of 8%. Series C notes are due December 31, 2004, and bear interest at 8% only from and after maturity or an event of default. On October 22, 2002, after obtaining shareholder approval, Series A, B and D notes became convertible into units at $0.12 per unit at the option of the holder. Each Series A, B, and D unit consists of one common share and one-half common share purchase warrant, with each whole warrant exercisable into one common share at $0.14. On October 22, 2002, after obtaining shareholder approval, Series C notes became convertible into common shares at a conversion price of $0.12 per share at the option of the holder or at the option of ADB.

The Company issued Series C notes in exchange for the waiver of certain US registration rights granted to Stonestreet Limited Partnership, a private placement investor, pursuant to a subscription agreement dated April 25, 2002. Accordingly, the Company has recorded the issuance of the Series C notes as secured subordinated notes in shareholders equity.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

The series A, B and C secured subordinated notes were issued to Stonestreet LP, a previous private placement investor. In the event of conversion of all series A, B, and C notes, Stonestreet LP will own 13.15 million common shares of the Company representing 24% of the outstanding shares of the Company.

The series D secured subordinated notes included $60,000 issued to three directors or senior officers of the Company.

As part of this private placement, ADB has issued 150,000 common share purchase warrants to an associate of Stonestreet LP in partial consideration for securing such placement and for due diligence services. Each such warrant entitles the holder to purchase one common share of ADB for $0.14 at any time up to and including December 31, 2004.

As required by Canadian GAAP, the Company has separated the liability and equity components of the Series A, B and D secured subordinate notes. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of the conversion feature at the issue dates of the secured subordinate notes. The equity and liability components of the secured subordinate notes are $832,000 and $57,000 respectively. The $57,000 liability component will be accreted to $889,000 over the term of the Series A, B and D notes through the recording of non-cash interest expense.

The Company incurred $656,000 of costs associated with all funding activities during the quarter of which $64,000 was recorded as a reduction of the equity component of the series A, B and D secured subordinated notes, and the balance recorded to deferred financing charges. The deferred financing charges are amortized on a straight-line basis over the period ending June 30, 2003, at which time The Brick demand loan matures.

6.	REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES, STRATEGIC
        INVESTMENTS, CAPITAL ASSETS AND RECOVERY OF ASSETS

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
	(in thousands)
(Loss) gain on disposal of marketable securities (Note 6(a))	$(6)	$(53)	$(149)	$3,633
(Loss) gain on disposal of strategic investments (Note 6(b))	—	(24)	41	(24)
Gain on disposal on Point2 (Note 6(c))	—	—	—	2,249
Recovery of Point2 receivable (Note 6(c))	—	—	—	811
Gain on disposal of capital assets (Note 6(d))	15	—	19	—

	$9	$(77)	$(89)	$6,669

(a)
In January 2002, the Company sold its remaining shares held in America Online Inc. (AOL) for gross proceeds of $1.3 million, and realized a loss of $143,000. In January 2001, the Company sold 122,801 shares of AOL for gross proceeds of $10.0 million, realizing a gain of $3.7 million.

(b)	Throughout the first quarter the Company disposed of a portion of its strategic investments. This resulted in cash proceeds of $126,000 and a realized gain of $41,000.

(c)
In May 2001, the Company sold its interest in Point2 Internet Systems Inc. for $2.6 million in cash. The Company realized a gain of $2.2 million, and recovered a receivable from Point2 provided for in previous quarters.

(d)	Throughout the first nine months of 2002 the Company has disposed of redundant capital assets not utilized since last year’s restructuring.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

7.	UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS
	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
	(in thousands)
Revaluation of impaired strategic investments (Note 7(a))	$—	$(187)	$56	$(1,348)
Revaluation of marketable securities (Note 7(b))	—	(904)	—	48
Provision for impairment of assets (Note 7(c))	—	—	—	(925)

	$—	$(1,091)	$56	$(2,225)

(a)	The Company reviewed the carrying value of its strategic investments and determined no provision was necessary for 2002. A provision for $187,000 was recorded in the third quarter of 2001.

(b)	During 2001 the Company reviewed the market value of its shares in America Online Inc. and determined that a mark-to-market adjustment was required.

(c)	At March 31, 2001 the Company determined the net realizable value of prepaid advertising assets had been significantly reduced as a result of market conditions.

8.	SEGMENTED INFORMATION

The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway.

Net Revenue by Geographic Region

	Three Months Ended September 30		Nine Months Ended September 30
	2002	2001	2002	2001
	(in thousands)
North America	$484	$197	$1,481	$2,517
Ireland and U.K.	87	385	427	716
Norway	684	—	2,372	—

	$1,255	$582	$4,280	$3,233

Assets by Geographic Region

	September 30, 2002		December 31, 2001
	Capital Assets	Intangible and Other Assets	Capital Assets	Intangible and Other Assets
	(in thousands)
North America	$260	$85	$588	$375
Ireland and U.K.	81	—	449	—
Norway	329	2,320	295	3,251

	$670	$2,405	$1,332	$3,626

9.	RETAIL ACTIVITIES

The Company curtailed its on-line retail activities in October 2000, however it was required to settle certain amounts payable relating to product sales in previous years. These amounts were not previously anticipated.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

10.	RESTRUCTURING CHARGES

During 2001, the Company announced restructuring plans to significantly curtail spending across all major areas. As part of the restructuring, the Company reduced its workforce and incurred restructuring charges of $868,000 for severance and related employment costs.

11.	GOODWILL IMPAIRMENT

In October 2001, the Company acquired 98.3% of the outstanding common shares of ADB Systemer ASA. During the second quarter of 2002, the Company acquired a portion of the remaining minority interest. As a result of the transaction a goodwill amount of $14,000 was determined to be permanently impaired and the impairment loss was recorded.

12.	STOCK BASED COMPENSATION

The Company adopted the provisions of Canadian Institute of Chartered Accountants Handbook section 3870 effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The Company has applied the intrinsic value based method for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its stock option plan. The intrinsic value based method records as a compensation expense, the excess, if any, of the quoted market price of the Company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.

Under Canadian GAAP, the Company is required to disclose the pro-forma net income (loss) and pro-forma income (loss) per share had the Company adopted the fair value method of accounting for stock based compensation awarded on or after January 1, 2002. The following outlines the impact and assumptions used if the compensation cost for the Company’s stock-based employee compensation plans was determined under the fair value based method of accounting for awards granted on or after January 1, 2002 using the Cox-Rubinstein binomial valuation model:

	Three Months Ended September 30 2002	Nine Months Ended September 30 2002
Dividend yield	—	—
Risk free interest rate	4.31%	4.31%
Expected volatility	104.88%	104.88%
Expected term, in years	2.0	2.0

If the computed minimum values of the Company’s stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under CICA 3870, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

	Three Months Ended September 30 2002	Nine Months Ended September 30 2002
	(in thousands)
Loss attributable to common shareholders
As reported	$(2,361)	$(7,094)
Pro forma	$(2,366)	$(7,164)
Basic and diluted loss per share
As reported	$(0.06)	$(0.17)
Pro forma	$(0.06)	$(0.17)

Stock based awards to employees issued prior to January 1, 2002 are disclosed in Note 6 of the Company’s consolidated financial statements for the three years ended December 31, 2001.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

13.	RECLASSIFICATION OF PRIOR PERIODS

Certain prior period amounts have been re-classified to conform to the current period basis of presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations
Comparison of the Quarters Ended September 30, 2002 and September 30, 2001.

This section compares the unaudited consolidated financial results for the three months ending September 30, 2002 and September 30, 2001 and analyzes significant changes in the financial statement components, which comprise the consolidated statement of operations, consolidated balance sheets and consolidated statements of cash flows.

Overview.    Net loss for the quarter was $2.4 million compared to a net loss of $3.5 million for the same quarter of 2001, however, the third quarter of 2001 included a significant non-operational unrealized loss from the revaluation of shares held in America Online Inc. Total operating expenses actually increased $985,000 this quarter when compared to the same quarter last year, however, this increase is due to the consolidation of the October 2001 acquisition of ADB Systemer ASA and the associated amortization of intangible assets acquired. The loss from operations in the third quarter was $2.4 million or $0.06 per share compared with a loss of $2.1 million and $0.08 per share for the same period of 2001. Operating loss is calculated as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities. Operating expenses include all personnel, occupancy, sales and marketing, and technology related costs, including depreciation and amortization inherent in providing software and related services to customers. Operating expenses do not reflect realized and unrealized gains and losses on assets as well as restructuring costs. Operating loss and operating expense are not measures of performance calculated in accordance with Canadian generally accepted accounting principles (“GAAP”).

Revenue.    Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers. Overall revenue increased to $1.3 million for the quarter ended September 30, 2002 from $619,000 for the quarter ended September 30, 2001. The acquisition of ADB Systemer ASA in October 2001 combined with better North American market penetration resulted in revenue improvement of 103%.

General and Administrative.    General and administrative expenses increased to $1.3 million for the quarter ended September 30, 2002 from $947,000 for the quarter ended September 30, 2001. Cost containment activities initiated in previous quarters has minimized expenses during the quarter, however, this increase is due to the consolidation of the October 2001 acquisition of ADB Systemer ASA.

Sales and Marketing.    Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the quarter ended September 30, 2002 sales and marketing costs amounted to $472,000, as compared to $736,000 in the same period of 2001, a decrease of 35.9%. A refocusing of marketing initiatives coupled with significantly lower staffing levels resulted in lower costs.

Software Development and Technology.    For the quarter ended September 30, 2002 these costs amounted to $1.1 million compared with $690,000 for the third quarter of 2001. The increase in costs is due to last year’s acquisition of ADB Systemer ASA. A large portion of the Norwegian subsidiary’s expenses relate to software development.

Depreciation and Amortization.    Depreciation and amortization expense was $674,000 for the quarter ended September 30, 2002 as compared to $302,000 for the quarter ended September 30, 2001. This increase is due to the depreciation in the third quarter of 2002 of certain software acquired as a result of the acquisition of ADB Systemer ASA as well as amortization of deferred charges in connection with the securing of a $2.0 million loan from The Brick Warehouse corporation.

Interest Expense.    The Company recorded an interest expense of $54,000 during the most recently completed quarter in connection with the loan obtained from The Brick and secured subordinated notes from various third parties.

Interest Income.    Interest income was $7,000 for the quarter ended September 30, 2002, as compared to $35,000 for the quarter ended September 30, 2001. Interest income reflects interest from investments in cash and marketable securities, which have decreased significantly since 2001.

Realized Gains and Losses on Disposal of Marketable Securities, Strategic Investments, Capital Assets and Recovery of Assets.    Realized gains on disposal of marketable securities, strategic investments, capital assets and recovery of assets amounted to $9,000 for the quarter ended September 30, 2002 compared with realized losses of $77,000 for the third quarter of 2001. During the quarter, the

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

Company disposed of office furniture no longer required and realized a small gain. During the third quarter of 2001 the Company sold a portion of its marketable securities and strategic investments resulting in realized losses of $77,000.

Unrealized Gains and Losses on Revaluation of Marketable Securities and Strategic Investments, and Provision for Impairment of Assets.    Unrealized gains and losses on marketable securities and strategic investments are the result of an assessment by management as to the recoverability of value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary. The Company conducted an assessment of our strategic investment portfolio at quarter end by analyzing the financial performance of our investee companies and determined that a provision was not required in the third quarter of 2002. In the third quarter of 2001, a provision totaling $1.1 million was necessary.

Comparison of the Nine-Month Periods Ended September 30, 2002 and September 30, 2001.

This section compares the unaudited consolidated financial results for the nine months ending September 30, 2002 and September 30, 2001 and analyzes significant changes in the financial statement components, which comprise the consolidated statement of operations, consolidated balance sheets and consolidated statements of cash flows.

Overview.    The year-to-date net loss of $7.1 million for the current year has increased over the $6.2 million net loss set for the same period a year ago. The net loss for 2001, however, includes $6.7 million in non-operational gains from the disposition of a large portion of shares held in America Online Inc. Total expenses actually decreased $1.3 million or 10.4% for the nine-month period ending September 30, 2002 when compared to the same period last year. The year-to-date loss from operations this year is $7.0 million or $0.17 per share compared with a loss of $9.4 million and $0.34 per share for the same period of 2001. Operating loss is calculated as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities. Operating expenses include all personnel, occupancy, sales and marketing, and technology related costs, including depreciation and amortization inherent in providing software and related services to customers. Operating expenses do not reflect realized and unrealized gains and losses on assets as well as restructuring costs. Operating loss and operating expense are not measures of performance calculated in accordance with Canadian GAAP.

Revenue.    Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers. Year-to-date revenue increased to $4.3 million for the current year compared with $3.3 million from the same period in 2001. The increase in revenue was largely attributed to the acquisition of ADB Systemer ASA in October 2001 offset by weaker revenue in North America and Ireland/U.K. Revenue from 2001 included revenue from the termination of four license agreements totaling $1.4 million.

General and Administrative.    General and administrative expenses decreased to $4.8 million for the nine-month period ending September 30, 2002 from $6.5 million for the same period in 2001, a decrease of 25.9%. Decreased headcount and expense containment measures across all departments were the drivers behind lower general and administrative expenses. Major expense savings over the same period last year include salaries ($750,000) and professional fees ($740,000).

Sales and Marketing.    Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the nine-month period ended September 30, 2002 sales and marketing costs amounted to $1.5 million, as compared to $3.1 million in the same period of 2001, a decrease of 52.3%. A refocusing of marketing initiatives coupled with significantly lower staffing levels resulted in lower costs. Salaries were down $1.4 million over the same period last year.

Software Development and Technology.    For the nine-month period ended September 30, 2002 software development and technology costs amounted to $3.1 million compared with $2.5 million for the same period of 2001. The increase in costs is due to last year’s acquisition of ADB Systemer ASA. A large portion of the Norwegian subsidiary’s expenses relate to software development.

Depreciation and Amortization.    Depreciation and amortization expense was $1.9 million for the nine-month period ended September 30, 2002 as compared to $940,000 for the same period in 2001. This increase is due to the depreciation of certain software acquired as a result of the acquisition of ADB Systemer ASA as well as amortization of deferred charges in connection with the securing of a $2.0 million loan from The Brick.

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

Interest Expense.    The Company recorded an interest expense of $54,000 for the nine-month period ended September 30, 2002 in connection with the loan obtained from The Brick and secured subordinated notes from various third parties. There was no interest expense recorded in the same period of 2001.

Interest Income.    Interest income was $39,000 for the nine-month period ended September 30, 2002, as compared to $308,000 for the nine-month period ended September 30, 2001. Interest income reflects interest from investments in cash and marketable securities, which have decreased significantly.

Realized Gains and Losses on Disposal of Marketable Securities, Strategic Investments, Capital Assets and Recovery of Assets.    Realized losses on disposal of marketable securities, strategic investments, capital assets and recovery of assets amounted to $89,000 for the nine-month period ended September 30, 2002 compared with realized gains of $6.7 million for the same period in 2001. During 2002 the Company disposed of its remaining position in America Online Inc. (AOL) as well as holdings in certain strategic investments. Realized gains for the nine months ended September 30, 2001 included the gain on disposal of our equity position in Point2 Internet Systems Inc. ($2.2 million) and gain on disposal of AOL shares ($3.7 million).

Unrealized Gains and Losses on Revaluation of Marketable Securities and Strategic Investments, and Provision for Impairment of Assets.    Unrealized gains and losses on marketable securities and strategic investments are the result of an assessment by management as to the recoverability of value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary. For the nine-month period ended September 30, 2002 the Company has unrealized gains of $56,000 while provision for impairment of strategic investments amounted to an unrealized loss of $2.2 million for the same period in 2001.

Cash Flows
Comparison of the Quarters Ended September 30, 2002 and September 30, 2001 and Nine-Month Periods ended September 30, 2002 and September 30, 2001.

Operating Activities.    Cash outflows from operating activities decreased to $1.4 million for the third quarter of 2002 from $1.9 million in the same period of 2001. For the nine-month period ending September 30, 2002, cash outflows from operating activities were $5.1 million, while the same period in 2001 resulted in $12.2 million in cash outflows. Improved revenue and significant cost reductions resulted in the improved cash flow from operations.

Investing Activities.    Cash inflows from investing activities was $468,000 for the three months ending September 30, 2002, compared with cash outflows of $33,000 recorded in the third quarter of 2001. For the nine-month period ending September 30, 2002 cash inflows from investing activities decreased to $1.7 million from $12.0 million in 2001. The sale of shares of America Online Inc. and other investments in 2002 resulted in cash proceeds of $1.6 million compared with cash proceeds of $9.8 million in the same period of 2001.

Financing Activities.    Cash inflows from financing activities was $1.7 million for the three months ending September 30, 2002 compared to a cash outflow of $9,000 for the same period of 2001. For the nine-month period ending September 30, 2002 cash inflows from financing activities was $2.6 million compared with an outflow of $64,000 in 2001. As of September 30, 2002 the Company has received $2.6 million (net) as a result of funding initiatives year-to-date. Other financing activity relates to the continued repayment of capital leases.

Financial Condition
Comparisons of the Quarter Ended September 30, 2002 and Year Ended December 31, 2001.

Current Assets.    Cash and marketable securities decreased $2.5 million over the nine-month period ended September 30, 2002. The Company realized $1.6 million in proceeds from the disposal of marketable securities and strategic investments. The Company also received $2.5 million (gross) from loans issued to The Brick and secured subordinated notes to private investors during the three month period ended September 30, 2002. Other financing activity relates to the continued repayment of capital leases. Prepaid expenses increased due to the added operations of ADB Systemer ASA.

MANAGEMENT’S DISCUSSION AND ANALYSIS—(Continued)

Other Assets.    There were no significant additions to fixed assets for the nine-month period ended September 30, 2002. Strategic investments decreased $93,000 as a result of the liquidation of some of our holdings. Acquired software and acquired agreements realized from the ADB Systemer ASA acquisition are being amortized over the life of the respective assets. Deferred charges consist of costs associated with The Brick deal and will be amortized over the period of the demand loan.

Current Liabilities.    Accounts payable and accrued liabilities increased $359,000 over the nine-month period ended September 30, 2002 as a result of a special shareholder meeting and associated printing and mailing costs. Additional professional fees incurred as deferred charges in connection with The Brick Transaction also increased accounts payable and accrued liabilities. Deferred revenue has decreased substantially over the nine-month period as a result of license agreements initiated in 1999 expiring during the year.

The demand loan of $1.5 million entered into with The Brick matures on June 30, 2003.

Present Status.    The Company has not earned profits to date and, at September 30, 2002, the Company had an accumulated deficit of $94.7 million. As of September 30, 2002 the Company had cash on hand and marketable securities of $1.7 million.

The Company’s management has developed a business and financial plan to continue to reduce operating costs and maximize revenue opportunities in North America, Ireland, and the United Kingdom. Combined with the latest financing obtained from The Brick and other private investors, management anticipates that its short-term liquidity needs are expected to be met, however, the funds required in the short term are determined by many factors, such as revenue growth and expense containment. Some of these factors are beyond management’s control. As a result, the Company may require funds sooner or in greater amounts than currently anticipated in the event revenue growth and expense containment objectives are not achieved.

The Company’s long-term liquidity needs will be dependent on management’s ability to achieve the Company’s business plan which includes an increase in revenue from existing products, and possibly expanding the scope of its product offering which entails a combination of internally developed software and partnerships with third parties. The achievement of the Company’s business plan may include the need for additional debt or equity financing.

This quarterly report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of US federal securities laws. These include, among others, statements about expectations of future revenues, cash flows and cash requirements. Forward looking statements are subject to risks and uncertainties that may cause the Company’s results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and the successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, as it may be amended. Accordingly, there is no certainty that the Company’s plans will be achieved.

CORPORATE DIRECTORY

Directors	Officers	ADB Systems Offices	Additional Shareholder Information
Jeffrey Lymburner	Jeffrey Lymburner	North America	www.adbsys.com
CEO	CEO	Corporate Headquarters	investor-relations@adbsys.com
ADB Systems
T. Christopher Bulger(2)	Mark Wallace	International Ltd.	Registrar and Transfer Agent
CEO, Megawheels	President	6725 Airport Road,
		Suite 201	CIBC Mellon Trust Company
Paul Godin(2)	Jan Edvin Pederson	Mississauga, Ontario	PO Box 70390
	President, ADB Systemer,	L4V 1V2	Toronto Station A
Jim Moskos	Norwegian Operations	1 888 287 7467	Toronto, Ontario,
President,			M5W 2X5
ADB Technology Group	Jim Moskos	ADB Systems
	President,	International Ltd.	Auditors
David Pamenter(1)(3)	ADB Technology Group	3001 North Rocky Point	Deloitte & Touche LLP
Partner, Gowlings		Drive, Suite 200	Chartered Accountants
	Aidan Rowsome,	Tampa, Florida	Toronto, Ontario, Canada
Jan Edvin Pederson	Vice President,	33607
President, ADB Systemer,	Global Sales	1 888 750 7467	Lawyers
Norwegian Operations			Gowlings, Toronto
	John Mackie	Europe	Brown Raysman, New York
Ken Sexton(1)	Vice President,	ADB Systemer AS
Executive Vice President,	General Counsel and	Vingveien 2, N-4050	Stock Exchange Listings
and
CFO Peregrine Systems	Corporate Secretary	Sola, Norway	Toronto Stock Exchange
		+ 47 51 64 71 00	Symbol: ADY
Jean-Pierre Soublière(1)	David Pamenter
President,	Assistant Secretary	ADB Systems	OTCBB
Anderson-Soublière		International Ltd.	Symbol: ADBY
VistaTEC House
		700 South Circular Road	Shares Outstanding
		Kilmainham, Dublin 8	(September 30, 2002)
		Ireland	Issued 41,583,628
		+ 353 1 416 8188	Diluted 60,599,766

(1)	Member of Audit Committee

(2)	Member of the Management Resources and Compensation Committee

(3)	Member of the Corporate Governance Committee